

Mail Stop 3030

June 9, 2016

Via E-mail
Phillip LoPresti
Chief Executive Officer
Everspin Technologies, Inc.
1347 N. Alma School Road Suite 220
Chandler, Arizona 85224

> **Re:** **Everspin Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2016**
> **CIK No. 0001438423**

Dear Mr. LoPresti:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please tell us the criteria you used to determine which customers to highlight in the fourth paragraph on page 1, the fourth paragraph on page 61, and the table on page 64. Include in your response whether any unnamed customers also satisfy those criteria. Please note that name recognition alone should not form the basis of your decision to identify select customers.

2.   If you choose to highlight your contractual arrangements with GLOBALFOUNDARIES here, please provide additional details about the relationship that will provide sufficient balance, such as the lack of any foundry capacity commitment to you.

3.   We note your disclosure on page 5 regarding your status as an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   We note your use of terms like "MRAM, "SoC solutions," "SSD," and "RAID" in your summary. Please revise to clarify the meaning of these and other undefined terms so that investors who may not be familiar with your industry can better understand your business. In addition, please explain here what you mean by "non-volatile memory."

Our Competitive Strengths, page 3

5.   Please provide support for your claim that you are the only commercial provider of MRAM.

Management's Discussion and Analysis, page 41

Cash Used in Investing Activities, page 49

6.   Please revise to explain the reason for the increase in cash used in investing activities in your most recent fiscal year as compared to the prior year.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 52

7.   Please tell us your estimated IPO price range. To the extent that there is a significant difference between the fair value of your common stock on option grant dates during the past 12 months and the estimated IPO price range, please explain to us each significant factor contributing to the difference.

Business, page 55

8.   It does not appear that you have identified the customers that represent more than 10% of your revenues in the most recently completed fiscal periods. Please revise or advise.

The Opportunity for Fast, Persistent Memory—MRAM, page 57

9.   We note your discussion of the advantages of MRAM over traditional memory technologies. Please tell us whether other emerging technologies exist that compete with MRAM as alternatives to the traditional technologies.

Competition, page 66

10.   Please tell us whether any competitors such as Avalanche have begun commercialization or production of their MRAM products or whether you anticipate they will begin to do so in the near future.

Executive Compensation, page 77

11.   Please file as separate exhibits each of the Executive Employment Agreements discussed on page 79 or advise.

Certain Relationships and Related Party Transactions, page 87

12.   Please file as exhibits the agreements governing your bridge financings and convertible preferred and common stock financings and your voting agreement.

Principal Stockholders, page 94

13.   Please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by EPIC IV, LLC.

Financial Statements

Note 9. Related Party Transactions

Joint Development Agreement—GLOBALFOUNDRIES, page F-24

14.   Please disclose the per share value of your common stock as of year-end that was used to value the shares issued for compensation. To the extent that there is a significant difference between this fair value and your estimated IPO price range, please explain to us each significant factor contributing to the difference.

Transactions with Freescale, page F-25

15.   We note that Freescale processes your products and its one your customers. Please provide us an analysis of ASC 605-45 related to the presentation of any purchase and sale transactions of the same product with Freescale.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Matthew B. Hemington
    Cooley LLP